Exhibit 99.1

October 30th, 2003

Dear Holder of Espirito Santo Overseas Limited, 8.5% Non-cumulative Guaranteed Preference Shares, Series A:

We will redeem all of the 4,000,000 outstanding shares of our 8.5% Non-cumulative Guaranteed Preference Shares, Series A (the “Series A Preferred Shares”) on December 1st, 2003 (the “Redemption Date”). As a record holder, you will receive $25.00 in cash plus accrued and unpaid dividends of $0.36007 per share (the “Redemption Price”) in exchange for each share you present and surrender for redemption on the Redemption Date. As of the close of business on the Redemption Date, all of your rights as holder of Series A Preferred Shares will cease. Dividends will cease to accrue on the Series A Preferred Shares as of the Redemption Date.

If you have any questions regarding the redemption of the Series A Preferred Shares before December 1st, 2003, please contact The Bank of New York (our Redemption Agent for the Series A Preferred Shares) at 1-800-507-9357. To redeem your shares, you must complete and return the Letter of Transmittal included with this letter along with your certificates evidencing shares for Series A Preferred Shares to:

If by mail:	If by hand delivery:
The Bank of New York	The Bank of New York
Reorganization Services	Reorganization Services
P.O. Box 11248	101 Barclay Street
Church Street Station	Receive and Deliver Window, Street Level
New York, NY 10286-1248	New York, NY 10286

Upon receipt of your Letter of Transmittal and the surrender of your Series A Preferred Share certificates, The Bank of New York will pay the Redemption Price to you in accordance with this letter.

Espirito Santo Overseas Limited